November 21, 2008
Our Ref. No. 20081120178
Franklin Templeton Investments, *et al.*
File No. 132-3

RESPONSE OF THE OFFICE OF CHIEF COUNSEL
DIVISION OF INVESTMENT MANAGEMENT

Your letter dated November 20, 2008 requests assurance that we would not recommend enforcement action to the Commission, under section 17(d) of the Investment Company Act of 1940 (the "Act") and rule 17d-1 thereunder, against Franklin Templeton Investments ("Franklin") or direct and indirect subsidiaries of Franklin that provide investment advisory services ("Investment Adviser Affiliates") to U.S. open-end investment companies registered under the Act ("U.S. Funds") and certain foreign open-end investment funds ("Foreign Funds," and together with the U.S. Funds, "Funds"),[1] and the Funds, if the Funds enter into the arrangement described in your letter. Specifically, the Funds would enter into a global, unsecured, senior committed line of credit ("Global Credit Facility") with a syndicate of global banks for which each Fund would pay a portion of the associated fees. You state that the line of credit would provide the Funds with a source of cash for temporary and emergency purposes to meet unanticipated or unusually large redemption requests by shareholders.

You state that the structure of the Global Credit Facility will be closely modeled after and be in all material respects the same as the credit facilities that are described in two no-action letters that we issued in the 1990s, except for the inclusion of the Foreign Funds in the Global Credit Facility.[2] In the most recent of those letters, we stated, "[h]aving stated our views with respect to committed line of credit arrangements under section 17(d) and rule 17d-1 thereunder, we will no longer respond to requests for no-action relief in this area unless they present novel or unusual issues."[3] The inclusion of the Foreign Funds in the Global Credit Facility arguably presents a novel issue in this area. This inclusion, however, does not change materially the analysis of the Global Credit Facility under section 17(d) and rule 17d-1 thereunder. Accordingly, you assert that similar assurances as were provided in the No-Action Letters are appropriate here. In support of your view, you make certain representations that relate specifically to the inclusion of the Foreign Funds in the Global Credit Facility. In particular, you represent that:

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[1] The Foreign Funds will be organized and regulated under the laws of Ireland, Luxembourg, and the United Kingdom.

[2] See The T. Rowe Price Funds (pub. avail. July 31, 1995) ("T. Rowe Letter"); and Alliance Capital Management L.P. (pub. avail. Apr. 25, 1997) ("Alliance Letter", and together with the T. Rowe Letter, "No-Action Letters").

[3] See Alliance Letter.

1. In making its initial and annual best interest determinations about a U.S. Fund's participation in the Global Credit Facility, the U.S. Fund's board of trustees, including a majority of the independent trustees, will consider any unique issues presented by participating in the facility with the Foreign Funds.

2. Regardless of whether the law of any foreign jurisdiction would impose any limits on borrowing by a Foreign Fund, at a minimum, none of the Foreign Funds would be permitted to borrow more than the amount permitted for a U.S. Fund under section 18 of the Act.

Based on the facts and representations in your letter, we would not recommend enforcement action to the Commission under section 17(d) or rule 17d-1 thereunder against Franklin, the Investment Adviser Affiliates, and the Funds if the Funds enter into the Global Credit Facility and pay the commitment and other fees as described in your letter. This response represents our views on enforcement action only, and does not express any legal conclusion on the issues presented. You should note that any different facts or representations might require a different conclusion. Having stated our views with respect to committed line of credit arrangements under section 17(d) and rule 17d-1 thereunder, we will no longer respond to requests for no-action relief in this area unless they present novel or unusual issues.

Brian P. Murphy
Senior Counsel

STRADLEY RONON
ATTORNEYS AT LAW

Stradley Ronon Stevens & Young, LLP
2600 One Commerce Square
Philadelphia, PA 19103-7098
Telephone 215.564.8000
Fax 215.564.8120
www.stradley.com

Bruce G. Leto
(215) 564-8115
bleto@stradley.com

November 20, 2008

VIA EMAIL

Douglas J. Scheidt, Esquire
Chief Counsel and Associate Director
Office of Chief Counsel
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Franklin Templeton Investments

Dear Mr. Scheidt:

We are writing to request, on behalf of Franklin Templeton Investments[1] ("Franklin"), assurance that the staff ("Staff") of the Division of Investment Management will not recommend enforcement action to the Securities and Exchange Commission ("Commission") under Section 17(d) of the Investment Company Act of 1940, as amended ("1940 Act") and Rule 17d-1 thereunder, against Franklin and the direct and indirect subsidiaries of Franklin that provide investment advisory services ("Investment Adviser Affiliates"), to the U.S. Funds (as defined below) and the Foreign Funds (as defined below) if the open-ended U.S. investment companies registered with the Commission under the 1940 Act ("U.S. Funds") as well as certain open-ended investment funds organized and regulated under the laws of Ireland, Luxembourg and the United Kingdom (collectively, "Foreign Funds") that are advised by the Investment Adviser Affiliates (individually, a "Fund" and collectively, "Funds") were to enter into a global, unsecured, senior committed line of credit ("Global Credit Facility") with a money center bank and a syndicate of other global banks (collectively, "Lenders"). The purpose of the Global Credit Facility is to secure a source of funds for temporary and emergency purposes to meet unanticipated or unusually large redemption requests by shareholders of those Funds.

[1] Franklin Resources, Inc., a global investment management organization, operates as Franklin Templeton Investments. Franklin Templeton Investments is engaged primarily, through various subsidiaries, in providing investment management, share distribution, transfer agent and administrative services to open-ended and closed-end funds in the U.S. and overseas.

Background

During the past decade, certain mutual fund complexes have entered into committed, unsecured, revolving lines of credit with various banks in order to meet the cash needs of their U.S. mutual funds (each a "Domestic Credit Facility"). These Domestic Credit Facilities have been modeled after the credit facilities that are described in two no-action letters that were issued by the Staff in the 1990s ("No-Action Letters").[2] Under the No-Action Letters, the Domestic Credit Facilities were "umbrella" credit facilities with a single loan agreement to which each participating mutual fund would be a signatory.[3]

Prior to the No-Action Letters, the mutual fund industry had traditionally relied upon uncommitted credit facilities furnished by a bank. Under an uncommitted credit facility, the decision whether to make a loan is within the sole discretion of the bank; *i.e.*, the bank is under no obligation to make the loan. The principal advantage of an uncommitted credit facility for a participating mutual fund is that no costs are imposed on the mutual fund for entering into such an agreement. On the other hand, uncommitted credit facilities have a significant disadvantage; namely, the uncertainty as to whether the bank would advance monies to those mutual funds when requested to do so.

The assurances provided by the Staff in the No-Action Letters addressed the participation of multiple affiliated mutual funds in a Domestic Credit Facility in which the mutual fund borrowers shared the costs associated with the respective credit facility. As is discussed in more detail below, except for the inclusion of the Foreign Funds in the Global Credit Facility, the structure of the Global Credit Facility will be closely modeled after and be in all material respects the same as the Domestic Credit Facilities described in the No-Action Letters.

Description of the Global Credit Facility and Similarity to Prior Relief

It is anticipated that the total amount of the commitment by the Lenders under the Global Credit Facility would be up to $1 billion and that there will be approximately 140 U.S. Funds and 75 Foreign Funds that will participate as borrowers under the Global Credit Facility. As in the case of the Domestic Credit Facilities described in the No-Action Letters, the Funds will retain an "agent bank" to facilitate the preparation of the loan documentation and to arrange the syndication of the Global Credit Facility to other Lenders. None of the Funds participating in the Global Credit Facility will be money market funds. In addition, no Lender participating in the Global Credit Facility would be an affiliate of any of the Funds or of any investment adviser of a Fund.

The loan documentation reflecting the terms of the Global Credit Facility would (i) be entered into between the Lenders and the Funds in a single loan agreement to which each Fund would be a signatory, (ii) stipulate a maximum amount of aggregate

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2 See The T. Rowe Price Funds (pub. avail. July 31, 1995) ("T. Rowe Price Funds") and Alliance Capital Management L.P. (pub. avail. April 25, 1997).

3 In each case, the Domestic Credit Facility provided that additional borrowers could be added to the Domestic Credit Facility after it was entered into.

borrowings at one time, and (iii) have a term of approximately one year, during which all of the Lenders would remain contractually obligated to make loans to the Funds according to the terms of that agreement.[4] The Funds could borrow, repay and reborrow funds during the term of the Global Credit Facility.[5] As under the No-Action Letters, any of the Funds could borrow up to the lesser of (i) a contractual limit, which would be stated as a percentage of its net assets, and (ii) the unused amount under the maximum amount of the Global Credit Facility. In either case, borrowings by a Fund would be limited to no more than the amount permitted under the 1940 Act. In the case of a Foreign Fund, the amount also would be subject to any borrowing limit imposed by the jurisdiction of its respective organization (*e.g.*, the Luxembourg-domiciled Foreign Funds could not borrow more than 10% of their assets[6]). Finally, in all instances, borrowings also would be subject to any limitations contained in a Fund's prospectus (including any limitations imposed under a Fund's fundamental policies).

As under the No-Action Letters, the Funds would incur certain fees under the proposed arrangement with the Lenders, such as agency fees and commitment fees, as well as other expenses (collectively, "Credit Facility Fees"). The agency fee would be paid to the Lender that is responsible for the preparation of the loan documentation and for arranging for the participation of other banks in the syndication and will be paid when the syndication is consummated. Commitment fees would be paid to all Lenders based upon a percentage of the unused amount of the Global Credit Facility and be paid quarterly in arrears so that the amount on which the fee is based for a specific Fund is reduced by the amount of the actual borrowings by such Fund. Other expenses, such as counsel costs, are not expected to be significant. The Credit Facility Fees would likely be allocated among the Funds on a pro rata basis based upon each Fund's average net assets, although other factors could be taken into consideration in making the apportionment[7], consistent with the approach described in the No-Action Letters.

The Global Credit Facility would be approved by each Fund's board of trustees ("Board") or other governing body, including, in the case of the U.S. Funds, a majority of the disinterested trustees, prior to any Fund entering into the Global Credit Facility and annually thereafter. Approval by the Board shall include a determination that participation by a U.S. Fund in the Global Credit Facility would be fair and equitable and in that Fund's best interest. The factors that each Board would consider in making this determination would include (i) the Fund's expected benefits and costs; (ii) the Fund's experience under the Global Credit Facility; (iii) the Fund's available sources of liquidity;

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[4] As under the No-Action Letters, no Fund would be responsible for the obligations of any other Fund and the Global Credit Facility would be initially unsecured, but if collateral were required by the Lenders at some point in the future, each Fund would provide collateral only in connection with its own borrowings (subject to its own investment policies) and not for any other Funds.

[5] The loan documentation would include standard provisions for representations and warranties, covenants and events of default.

[6] See Article 50 of the Luxembourg law dated 20 December 2002 relating to undertakings for collective investments.

[7] Any adjustment to the apportionment methodology for the Credit Facility Fees by a U.S. Fund would be required to be fair and equitable and approved by a majority of the disinterested trustees of that U.S. Fund.

and (iv) the Fund's expected continuing need for the Global Credit Facility. No amendments to the loan agreement would be made without the mutual agreement of the Funds and the Lenders. Each Board will adopt procedures to allocate loans on a first-come, first-served basis. If at a particular time, the demand for loans exceeded the available supply under the Global Credit Facility, the available loans will be apportioned among the Funds on a fair and equitable basis. As under the No-Action Letters, while the basis of apportionment under such procedures will likely be pro rata based upon the average net assets of the Funds and the amount requested, other factors may also be considered in determining the basis for apportionment as follows: the amount available under the Global Credit Facility, the amount requested by each Fund and the Funds in the aggregate, the availability of other sources of monies to meet the needs of each Fund such as uncommitted lines of credit, cash reserves and other short-term, liquid investments, the history of each Fund's request for loans, the expected duration of each requested loan, and the expected need for loans in the immediate future. That potential conflict would be addressed here – as it was in the prior No-Action Letters – by the adoption by the Fund Boards (or other governing body) of criteria for determining a fair and equitable apportionment of funds available for borrowing should the monies available be less than the demand.

The primary advantage for the U.S. Funds to participate in the Global Credit Facility alongside the Foreign Funds is the anticipated cost savings to the U.S. Funds in terms of the Credit Facility Fees. Franklin Templeton Investments has projected that there will be significant cost savings in commitment fees and other fees for the U.S. Funds by having the Foreign Funds participate alongside the U.S. Funds as borrowers in the Global Credit Facility.

Legal Analysis and Applicable Precedent

Because each Fund would pay its proportional share of the Credit Facility Fees, it is arguable for this and other reasons that the arrangement could raise issues under Section 17(d) of the 1940 Act and Rule 17d-1 thereunder.

Section 17(d) of the 1940 Act provides, in pertinent part, as follows:

> It shall be unlawful for any affiliated person of...a registered investment company...or any affiliated person of such a person...acting as principal to effect any transaction in which such registered company... is a joint or a joint and several participant with such person... or affiliated person, in contravention of such rules and regulations as the Commission may prescribe for the purpose of limiting or preventing participation by such registered or controlled company on a basis different from or less advantageous than that of such other participant...

Rule 17d-1 under the 1940 Act provides, in relevant part, as follows:

> No affiliated person of...any registered investment company... and no affiliated person of such a person...acting as principal, shall participate

> in, or effect any transaction in connection with, any joint enterprise or other joint arrangement or profit-sharing plan in which any such registered company...is a participant, and which is entered into, adopted or modified subsequent to the effective date of this rule, unless an application regarding such joint enterprise, arrangement or profit-sharing plan has been filed with the Commission and has been granted by an order entered prior to the submission of such plan or modification to security holders for approval...Rule 17d-1(a)
>
> A "joint enterprise or other joint arrangement" as used in this rule shall mean any written or oral plan, contract, authorization or arrangement, or any practice or understanding concerning an enterprise or undertaking whereby a registered investment company...and any affiliated person of...such registered investment company, or any affiliated person of such a person,...have a joint and several participation, or share in the profits of such enterprise or undertaking,... Rule 17d-1(c).

We request that the Staff provide no action assurances under Section 17(d) and Rule 17d-1 thereunder based on the prior No-Action Letters. Those letters address materially identical circumstances: the use of a committed line of credit and payment of a commitment fee and other fees by a group of affiliated mutual funds.[8] The only key fact distinguishing this Global Credit Facility from the Domestic Credit Facilities in the No-Action Letters is the presence of the Foreign Funds in the Global Credit Facility.

There are sound policy reasons for the Staff to grant the no-action relief that we are requesting in this letter. While supplying increased liquidity and reduced costs to the participating Funds, the proposed arrangement will, for the reasons set forth below, pose none of the dangers that Section 17 and Rule 17d-1 were designed to prevent.[9]

The Global Credit Facility would be approved by the Board or governing body of each Fund initially and each year thereafter. For each U.S. Fund, a majority of the independent trustees would also be required to approve the participation of the U.S. Fund in the Global Credit Facility.

Each Fund will participate in the arrangement on an equal basis. Specifically, each Fund will have equal access to the Global Credit Facility while the costs of the

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[8] We believe that the arrangement may not constitute a joint or a joint and several transaction within the meaning of Section 17(d) or Rule 17d-1. We note, however, that in the No-Action Letters, the Staff appeared to disagree with arguments made in the incoming letters that the Domestic Credit Facilities did not entail joint transactions. We do not, therefore, analyze the Global Credit Facility under Section 17(d) or Rule 17d-1. Rather, our analysis focuses on the similarity between our facts and the facts presented in the No-Action Letters.

[9] See, *e.g.*, Massachusetts Mutual Life Insurance Company (pub. avail. June 7, 2000) citing Investment Company Act Release No. 5128 (Oct. 13, 1967) (proposing amendments to Rule 17d-1) and Hearings on S. 3580 Before a Subcom. of the Senate Comm. on Banking and Currency, 76th Cong., 3rd Sess. 256 (Apr. 9, 1940) (statement of David Schenker, Chief Counsel, Securities and Exchange Commission, Investment Trust Study) (indicating that the purpose of Commission rules to be promulgated under Section 17(d) (originally drafted as Section 17(a)(4) is to "insure fair dealing and no overreaching").

Global Credit Facility, *i.e.*, commitment fees, documentation, legal and other fees, will be likely apportioned on a pro rata basis among the Funds. Thus, there will be no participation by any Fund "on a basis different from or less advantageous than that of [any] other participant."

All of the Funds will be on the same side of the transaction because they all would be potential borrowers. Thus, their interests are common and substantially the same. A potential for conflict is if the demand for borrowed funds under the Global Credit Facility by all of the Funds were to exceed the amount available. The same possibility was present in the case of the prior No-Action Letters. More generally, the issue of allocating a limited resource also exists with respect to everyday purchases of securities for mutual funds where there can often be cases where several mutual funds will purchase the same security but no mutual fund will be allotted the full amount of the security it desires.[10]

We would also point out that the amount of the commitment fee paid by each Fund will be so small that there will not be, as a practical matter, any effect on any of the Fund's net asset value per share. In our view, each Fund's payment of its pro rata share of the commitment fees is no different from the payment of other fees by affiliated funds in a mutual fund complex. Funds within a single complex often need to allocate fees that arise from the use of shared resources, such as research, trading facilities, overhead and technology. The existence of these fee arrangements and others where mutual funds pay fees on a pro-rata basis for shared resources, such as transfer agent or custodial fees, supports our view that the payment of these fees by the Funds based on pro rata allocation of assets or some similar measure should not raise concerns under Section 17(d).

The composition of the investment portfolios of the Foreign Funds (in particular, the presence of foreign securities) also does not raise any unique issues under Section 17(d) or Rule 17d-1. In at least one of the No-Action Letters, the participating U.S. based mutual funds held both U.S. and non-U.S. securities.[11] The only potential difference between the U.S. Funds and the Foreign Funds in terms of their borrowing that might exist is the possibility of an event occurring in a specific foreign jurisdiction where one or more of the Foreign Funds is domiciled,[12] which results in unusually high shareholder redemptions with respect to such Foreign Fund(s). However, this potential for unusually large redemptions being concentrated in one or more Foreign Funds is no different than in the case of a credit facility limited to U.S. Funds. In either case, we believe that any such occurrence could be appropriately handled by the procedures described above that would be adopted by the Funds.

In short, we believe the Global Credit Facility described herein would not give rise to any unique issues under Section 17(d) or Rule 17d-1. Moreover, it would enable the Funds (including the U.S. Funds) to realize significant anticipated cost savings.

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[10] See, *e.g.*, SMC Capital, Inc. (pub. avail. Sept. 5, 1995).

[11] T. Rowe Price Funds.

[12] For example, changes in the relevant law of that foreign jurisdiction that could make the investment less desirable.

Proposed Representations

In addition to the above, we make the following representations relating to the Funds' participation in the Global Credit Facility:

1. The Foreign Funds would maintain records relating to the Global Credit Facility in a manner similar to those maintained for the U.S. Funds, including documentation of the determination made by each governing body of a Foreign Fund as to its participation in the Global Credit Facility being fair and equitable to the Foreign Fund and in the best interest of that Foreign Fund. The Commission would have access to those records maintained by the Foreign Fund.

2. All of the Foreign Funds participating as borrowers in the Global Credit Facility will be registered with (or authorized by) a foreign regulatory authority in the jurisdiction of their organization. Most of the affiliates of the Franklin Templeton Investments that serve as investment advisers to those Foreign Funds are also registered as investment advisers under the Investment Advisers Act of 1940. Nevertheless, the Foreign Funds will voluntarily consent to jurisdiction and service of process in connection with claims based on Section 17 of the 1940 Act in any Commission administrative proceeding or any civil action brought by the Commission in the U.S. District Court for the Southern District of New York arising out of the Foreign Funds' participation in the Global Credit Facility.

3. Regardless of whether the law of any foreign jurisdiction would impose any limits on borrowing by a Foreign Fund, at a minimum, none of the Foreign Funds would be permitted to borrow more than the amount permitted for a U.S. Fund under Section 18 of the 1940 Act.

4. Each Fund's Board or other similar governing body will establish borrowing procedures in advance of entering into the Global Credit Facility to ensure that available loans would be apportioned to the Funds under the Global Credit Facility on a fair and equitable basis.

5. The U.S. Funds would only initially participate in the Global Credit Facility (and renew their participation in the Global Credit Facility) if the Boards of those Funds, including a majority of the disinterested trustees, determined that participation would be in the best interests of that U.S. Fund. In making this determination, these Boards will consider any unique issues presented by entering into a credit facility with the Foreign Funds.

Conclusion

Based upon the facts and representations set forth in this letter, we respectfully request, on behalf of Franklin Templeton Investments, that the Staff advise us that it will not recommend enforcement action to the Commission under Section 17(d) of the 1940 Act and Rule 17d-1 against Franklin, the Investment Adviser Affiliates, and the Funds, if the Funds enter into the Global Credit Facility on the terms described above. If the Staff is unwilling to provide us with these no action assurances, we respectfully request the opportunity to amend or withdraw our request.

Should you have any questions regarding this matter, please call the undersigned at (215) 564-8115 or my partner, Alan R. Gedrich, at (215) 564-8050.

Sincerely yours,

Bruce G. Leto

Bruce G. Leto

cc: David W. Grim, Assistant Chief Counsel

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